UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

K-TECH SOLUTIONS COMPANY LIMITED

Unit A, 7/F Mai On Industrial Building

17-21 Kung Yip Street, Kwai Chung

New Territories, Hong Kong

Tel: + 852 2741 3165

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Issuance of Press Release

On April 24, 2026, K-Tech Solutions Company Limited (the “Company”) issued a press release announcing a strategic pivot into the hunting and outdoor sporting equipment sectors. The press release is exhibited in this form with exhibit number 99.1.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

The following exhibit is included in this Form 6-K:

Exhibit
Number	Description of Exhibit
99.1	Press Release of the Company dated April 24, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K-Tech Solutions Company Limited

By:	/s/ Kwok Yiu Keung
Name:	Kwok Yiu Keung
Title:	Chief Executive Officer and Director

Date: April 24, 2026

2